Exhibit 99.1

Letter to Shareholders of ICON plc

Dear All

In response to the negative voting recommendations on our proposed share award plans made by Institutional Shareholder Services Inc and which we addressed in our communication to you on July 8, we have been in direct contact with a substantial percentage of our shareholders and we would like to share their feedback with you.

We have received positive feedback from substantially all of the investors that we have spoken to.  Indeed a significant majority have already indicated that they will vote in favour of the resolutions while others have said that they will need to work with their compliance departments in view of the proxy advisor services’ recommendations.  All have indicated that they understand and appreciate management’s rationale for trying to introduce these new share compensation plans in terms of staff incentivisation and retention, and permitting a global company to compete in a global market.

We hope this information is helpful to you as you make your decision.  To allow you time to further consider our proposed share award plans we have extended the proxy voting deadline from 5.00 pm Eastern Standard Time on July 11 to 3.00 pm Eastern Standard Time on July 17.  Please be advised that the internet and telephone voting deadline will be 11.59 pm on July 16.

Regards

/s/ Peter Gray
CEO
ICON plc